

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2015

<u>Via E-mail</u>
Debra A. Hess
NorthStar Asset Management Group, Inc.
399 Park Avenue, 18th Floor
New York, NY 10022

      Re: NorthStar Asset Management Group, Inc.
                Form 10-K
                Filed March 2, 2015
                File No. 001-36301

Dear Ms. Hess:

      We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Wilson K. Lee

                                        Wilson K. Lee
                                        Senior Staff Accountant